Wearable Health Solutions, Inc.

2300 Yonge Street, Suite 1600

Toronto, Ontario Canada M4P 1E4

Phone: (647)792-0402

Effie Simpson

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wearable Health Solutions, Inc.
Amendment No 1 to Registration Statement on Form 10-12G
Filed January 19, 2022
File No. 000-56368

February 25, 2022

Dear Ms. Simpson,

This letter sets forth the response of Wearable Health Solutions, Inc., (“WHSI” or the “Company”) to the SEC comments on January 31, 2021, to our Form 10-12G (File No. 000-56368)

SEC Comments:

Amendment No. 1 to Registration Statement on Form 10-12G General

1.	We note disclosure on page 44 that indicates you may be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. Please revise your description of business to prominently disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

Response: The Company has never been a Shell Company: The Company has removed the statement on page 44.

The Company is not a shell company. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. The definition of a shell company under Rule 144 (i)(1) does not include a development stage company engaged in an actual business.

Footnote 172 to SEC Release No. 33-8869 (“Release 33-8869”), provides that the amendments to Rule 144, which among other things were intended to exclude the availability of Rule 144 to securities of a shell company, were not intended to capture a “start-up company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company.” Footnote 172 also provided that the exclusion of a “start-up company” in the definition of a shell company is based on the belief that “such a company does not meet the condition of having “no or nominal operations.” Such footnote was intended to address certain concerns brought forth by several commenters to Release No. 33-8869 (defining a “shell company”) who indicated that the definition of a shell company set forth above would capture virtually every company during its startup phase and therefore too broad.

SEC Release No. 33-8587 ("Release 33-8587"), the Commission stated that it intentionally did not define the term "nominal" and it did not set a quantitative threshold of what constitutes a shell company. As such, the threshold of what is "nominal: is based on the facts and circumstances of each individualized case.

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The definition of a “shell company” requires a two-prong analysis. The first prong requires a finding that the company has “no or nominal operations.” If the first prong has been met, then analysis must be given to the company’s assets. In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release. However, this can be a difficult proposition for a company in the early stages of development.

In Release 33-8869, several commenters were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad. The SEC specifically addressed this situation in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or nonreporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

An analysis of the Company’s operating history shows that the Company has engaged in activities that are, at a minimum, sufficient to manifest a strong commitment to developing a legitimate business. The following facts are relevant to the analysis:

The Company has operating expenses of $4,097,107 and $1,945,826 for the three months ended September 30, 2021 and 2020, respectively. The Company has revenues of $302,872 and $362,653 for the three months ended September 30, 2021 and 2020 respectively. The Company has revenues of $1,394,149 and $1,163,337 for the years ended December 31, 2021 and 2020 respectively. The Company also had assets as of the nine months ended September 30, 2021 and December 31, 2020 of $1,863,546 and $907,806, respectively. The Company also had a specific business plan; wherein, it is focused on the marketing and sale of its medical alert products. The Company also, has eleven full time employees and has an office and distribution center.

The Company’s business strategy consists of providing mobile health (mHealth) products and services, such as personal medical alarm devices, wearable healthcare products, to dealers and distributors throughout the globe, as well as expanding on the products and services we currently offer.

Because the Company has more than nominal operations shown by its assets, revenues and expenditures in operations, has a specific business plan that it is successfully executing, as well as not having more than nominal assets or assets consisting entirely of cash, the Company is not a Shell Company as defined by Rule 144(i).

Description of Business, page 1

2.	Please replace the statement that you are "a publicly listed company" with a statement to the effect that there is no established public trading market for your common stock. Please also revise your disclosure, here or in the market information section, to specify that your stock is quoted on the Pink OTC Market. Refer to Item 201 of Regulation S-K.

Response: The Company has updated as requested.

3.	We note the statement that you are "a leader in the rapidly growing medical alarm device and eHealth sector." Please revise your disclosure to clarify the basis for this leadership claim. Please also revise the statement that you provide products and services "to dealers and distributors throughout the globe," or disclose additional information regarding your current international operations as support.

Response: The Company has updated to remove the statement “a leader” and has clarified that the Company provides products and services to approximately 200 dealers, mostly in Canada, United States and New Zealand.

4.	Please balance your disclosure by revising to address your history of operating losses, your significant indebtedness, and management's conclusion that there is substantial doubt about your ability to continue as a going concern.

Response: The Company has revised to address the history of operating losses, the significant indebtedness, and management’s conclusion that there is substantial doubt about our ability to continue as a going concern.

5.	Please revise your disclosure throughout this section to update the status and/or clarify the meaning of statements such as the following:

•	"The voice activation feature will be implemented at an estimated cost of $36,000 and has an approximate integration timeframe of two months, excluding certification time;"

•	"WHSI is considering several wearable technology offerings partners to produce and implement body-mounted sensors;"

•	"We have potentially over 2000 customers to be activated before year’s end;"

•	"[T]he Company is in the process of divesting itself of the BOAPIN.com asset and related business components;"

•	"With the introduction of the new and improved iHelp+ 3G™ unit, the iHelp™ will no longer be produced."

In addition, please describe your acquisition and expected operations of mHealth.com, referenced on page F-35.

Response: The Company has revised its disclosures throughout to clarify and update the status of its current products and services.

6.	Please revise your disclosure to describe what the graphic on page 4 represents. In addition to identifying and describing the device(s) depicted, please clarify whether this represents a product you currently produce and market, or is a prototype.

Response: The Company has updated this graphic and described the images therein.

7.	Please disclose the mobile networks on which the iHelp+ 3G operates and on which the iHelp MAX will operate. In this regard, we note a reference to the "iHelp Max™ 4G" on page 10.

Response: The Company has added disclosure about which mobile networks its devices operate on.

8.	We note you expect to launch the iHelp MAX in the "beginning of 2022." Please revise your disclosure to describe your expected steps and anticipated obstacles to launch, including any regulatory requirements or certifications. Please also clarify whether the iHelp MAX will be launched with the telehealth ready, remote patient monitoring, and medication reminder functions described on page 7. If these additional features will be added later, please describe your expected timetable for their implementation.

Response: The Company has updated its disclosures as requested.

9.	We note your projection of 2022 revenues. Please revise to describe the material assumptions upon which your projections are based and the potential risks to investors. (GAIL)

Response: The Company has removed this table.

Competition, page 9

10.	Please revise your disclosure to more fully describe competitive business conditions and your competitive position, with respect to each of your product lines (i.e., the traditional MediPendant and mobile iHelp devices). See Item 101(h)(4)(iv) of Regulation S-K. Update industry-related information throughout this section as appropriate. In this regard, we note for example such statements as "60% of all medical alarms . . . are first- generation technologies that require the user to speak and listen through a central base station unit" and "much of the technology within the industry has remained stagnant."

Response: The Company has revised its disclosure to more fully describe competition and our competitive position.

Intellectual Property, page 11

11.	We note your statement that "We may rely on a combination of patent, trademark, copyright, and trade secret laws in the United States." Please revise to briefly describe your patents and the other instruments described in Item 101(h)(4)(vii) of Regulation S-K, including duration. Please also ensure conformity with the statement that "[O]ur patent portfolio is current non-existent, as we are just embarking on the phases of MediPendant."

Response: The Company has updated to disclose its current trademarks and that it currently has no patents.

Regulation, page 11

12.	Please describe the need for any government approval of your products and services, and the effect of existing or probable governmental regulations on your business, including environmental compliance. See Items 101(h)(4)(viii), (ix), and (xi) of Regulation S-K.

Response: The Company has updated as requested.

Risk Factors, page 12

13.	Please revise the disclosure throughout your risk factors section to relate specifically to your business, current and planned, and the risks associated therewith. Remove or revise disclosure that is unrelated to your business. In this regard, we note references to Enterprise Transactional Solutions, other software developers, intimate apparel, transaction processing systems, network hardware and software, and cannabis-related business, among others. Clarify how the U.S. Foreign Corrupt Practices Act and anti- money laundering regulation cited in your disclosure apply to your operations, through BOAPIN or otherwise.

Response: The Company has updated the Risk Factors as requested.

14.	Please revise to include a separate risk factor describing your capital structure, including the different authorized classes and series of stock. Explain the conversion rights, and potential dilutive effect to existing holders of common stock. Also explain the nature of the disparate voting rights, including the number of votes per share to which each class and series is entitled and the resulting percentage of voting power. Disclose the ongoing and increasing dilution that is a result of the monthly awards of common stock pursuant to the compensation agreements with your Chief Executive Officer and President, and describe the effect on other stockholders.

Response: The Company has updated its Risk Factors as Requested.

15.	It appears that your Chief Executive Officer and President control the Company through the voting rights they exercise as holders of Series E Preferred Stock. Please add risk factor disclosure that describes your controlled company status, potential conflicts of interest, and other related material risks to investors.

Response: The Company has updated its Risk Factors as Requested.

16.	Please add a risk factor disclosing that your common stock may be considered a "penny stock," and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.

Response: The Company has added in the Risk Factor as Requested.

The Company and its management, the US and global trade economies and the medical/health markets have been substantially affected . . . , page 12

17.	Please update and tailor your risk factor disclosure regarding COVID-19. With respect to the statement, "This pandemic has already adversely affected our business," please specifically describe the adverse effects you have experienced and the associated risks. For example, and without limitation, disclose:

•	How COVID-19 has affected your operations, including the ability to respond to alerts;

•	The impact COVID-19 has had on sales of personal health medical devices and monitoring services; and

•	The extent to which COVID-19 has caused supplies of your current products, and development of your new products, to be delayed or disrupted.

Response: The Company has updated the risk factor as requested.

Our business is dependent upon suppliers., page 14

18.	Please revise your disclosure, here and/or in the business section, to more fully describe the (i) third-party manufacturers of your products, current and planned, and (ii) your other suppliers, such as those providing alert monitoring services, developing your software platform, or cloud-hosting your platform. Include the sources and availability of raw materials. See Item 101(h)(4)(v) of Regulation S-K.

Response: The Company has updated its disclosure and risk factor as requested.

Our financial statements may not be comparable to those of other companies., page 24

19.	Please remove this risk factor since it appears you are not an emerging growth company eligible to make the election under Section 107(b) of the JOBS Act.

Response: The Company has removed this risk factor as requested.

Security Ownership of Certain Beneficial Owners and Management, page 35

20.	Please base your table of beneficial ownership on the actual number of outstanding shares, rather that basing your calculation "on 41,060,492,608 shares when considering Series E Preferred Stock voting designation." In addition to the percentage per class, please add columns that disclose, for each owner, (i) the number and percentage of common stock ownership, assuming conversion of all preferred stock held by such owner, and (ii) the percentage of voting power in light of the enhanced voting power of Series E Preferred Stock (and the other series, as applicable). Explain, by footnote disclosure, all applicable assumptions, including how the totals for directors and officers as a group have been calculated if not a simple summation. Refer to Item 403 of Regulation S-K.

Response: The Company has added in the columns and made the further disclosure as requested.

21.	Please update and ensure conformity of disclosure regarding stock issuances and number of shares outstanding throughout your registration statement. For example, and without limitation, we note the following:

•	Outstanding common stock is indicated to be 1,040,492,600 on page 43 and 1,060,492,608 on page 45; and

•	Outstanding Series E Preferred Stock is stated as 4,000,000 on page 45 and 3,900,000 on page F-35.

Response: The Company has updated as requested.

Executive Compensation, page 39

22.	Please revise your disclosure as appropriate to resolve the apparent inconsistencies regarding executive compensation, as set forth in the tables on pages 39 and 41 and described on page 44 (and related notes to the financial statements on pages F-32, F-33, and F-35). Please also revise the reference on page 41 to Note 15, which does not appear in your financial statements.

Response: The Company has updated the Executive Compensation Table as requested.

23.	We note statements on page 42 that indicate your directors receive no compensation; please revise for consistency with your disclosure elsewhere regarding director compensation. We further note the description of your employee/consulting agreements on page 41, which provide for monthly stock grants, and the statement on page 44 that, "We do not have in effect any compensation plans under which our equity securities are authorized for issuance;" please revise to reconcile this apparent inconsistency and to provide the disclosure required by Item 201(d) of Regulation S-K.

Response: The Company has updated the disclosures as requested.

Certain Relationships and Related Transactions, page 41

24.	Please revise your disclosure regarding the purchase of BOAPIN, here and elsewhere in the registration statement, to address the following:

•	Your disclosure describes Hypersoft Ventures as "a related party through common ownership" and identifies it as a 17% holder of Series C Preferred Stock. Please revise to clarify whether this company was a related party prior to the BOAPIN acquisition, or subsequently became a related party through its acquisition of stock pursuant to the Asset Purchase Agreement filed as Exhibit 10.1.

•	Revise your description of consideration to disclose the performance-based fees referenced in the Asset Purchase Agreement.

•	Your disclosure indicates that BOAPIN was acquired in June 2020 (or June 2019 on page F-15), while the Asset Purchase Agreement is dated August 3, 2020; please reconcile.

•	Note 5 (page F-28) indicates that, as of June 30, 2020, you impaired BOAPIN's value to zero and recorded this as compensation expense; please explain based on the date of acquisition and Hypersoft Ventures' related party status in connection with the acquisition.

•	Please revise your risk factors to disclose the risks associated with BOAPIN including, without limitation, potential conflicts of interest and ongoing financial commitments.

Response: The Company has revised its disclosure as requested.

Recent Sales of Unregistered Securities, page 44

25.	Please update and revise the disclosure in this section to furnish all the information required by Item 701 of Regulation S-K, including without limitation the exemption from registration claimed, the counterparty, and consideration for all transactions.

Response: The Company has updated and revised its disclosures as requested.

Description of Securities, page 45

26.	We note your disclosure that you are authorized to issue three billion shares of common stock and fourteen million shares of preferred stock, allocated among Series A through E. However, the certificate of incorporation dated May 25, 2016, filed as Exhibit 3.1 appears to authorize four hundred million shares of common stock and ten million shares of preferred stock, allocated among Series A through D. Please file an amended certificate of incorporation that reflects the current capital stock authorization or advise.

Response: The Company has updated its exhibits to reflect its current capital structure.

27.	Please file the current certificates of designation for each series of your preferred stock. We note that the certificates filed for Series A and B refer to 50,000,000 authorized shares and appear to date from 2008, earlier than your certificate of incorporation, and that no certificate has been filed for Series E. Please also revise your disclosure to reflect the material terms of your preferred stock, including voting rights. In this regard, we note that your disclosure indicates Series A through D exercise no voting rights, but the certificates appear to provide otherwise.

Response: The Company was Incorporated in June 2008 and Series A & B Preferred were designated in July 2008. The Company has updated its Preferred Share disclosures as necessary.

28.	Please revise your disclosure to describe the following:

•	The circumstances or events in which conversion of high-vote and/or low-vote shares is mandatory or optional, and any resulting impact on low-vote shareholders, including dilution;

•	Any exceptions to provisions requiring mandatory conversion of shares upon their transfer, including intra-family transfers; and

•	Any sunset provisions that limit the lifespan of high-vote shares.

Response: The Company has revised the disclosure as requested.

Exhibits

29.	Please refile Exhibit 3.1 in the proper text-searchable format. Please refer to Section

5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 60, December 2021) and Item 301 of Regulation S-T.

Response: The Company has refiled the exhibits in text-searchable formatting.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (647)792-0402. Thank you for your attention to this matter.

We trust the foregoing is in order.

Wearable Health Solutions, Inc.

/s/ Harrysen Mittler
Name:	Harrysen Mittler
Title:	Chief Executive Officer, Director